Exhibit 99.2

BrenX Ltd.

(Formerly - Brenmiller Energy Ltd.)

Condensed consolidated financial statements as of and for the 6-month period ended June 30, 2026

BrenX Ltd.

(Formerly - Brenmiller Energy Ltd.)

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(U.S. dollars in thousands, except for number of shares and par value)

	June 30, 2026	December 31, 2025
Assets
CURRENT ASSETS:
Cash and cash equivalents	$5,689	$4,909
Restricted deposits	39	36
Prepaid expenses and other receivables	607	436
Inventory	2,109	1,581
TOTAL CURRENT ASSETS	8,444	6,962

NON-CURRENT ASSETS:
Restricted deposits	102	98
Operating lease right-of-use assets, net	616	901
Property, plant and equipment, net	4,096	4,357
Investment in joint venture	220	177
TOTAL NON-CURRENT ASSETS	5,034	5,533

TOTAL ASSETS	$13,478	$12,495

The accompanying notes are an integral part of these condensed consolidated financial statements.

BrenX Ltd.

(Formerly - Brenmiller Energy Ltd.)

CONDENSED CONSOLIDATED BALANCE SHEETS (Cont.)

(UNAUDITED)

(U.S. dollars in thousands, except for number of shares and par value)

	June 30, 2026	December 31, 2025
Liabilities and Shareholders’ Equity

CURRENT LIABILITIES:
Trade payables	$101	$133
Deferred revenue	882	667
Other payables	2,409	2,358
Current maturities of European Investment Bank (“EIB”) Loan	1,492	1,524
Current maturities of operating lease liabilities	470	542
TOTAL CURRENT LIABILITIES	5,354	5,224

NON-CURRENT LIABILITIES:
European Investment Bank (“EIB”) Loan	3,322	3,395
Operating lease liabilities	208	382
TOTAL NON-CURRENT LIABILITIES	3,530	3,777

COMMITMENTS (Note 6)
TOTAL LIABILITIES	8,884	9,001

SHAREHOLDERS’ EQUITY:
Ordinary Shares, no par value - Authorized 150,000,000; Issued and outstanding 353,223 and 23,862 as of June 30, 2026 and December 31, 2025, respectively*	124	124
Preferred Shares, no- par value - Authorized 25,000; Issued and outstanding 4,212 and 5,008 as of June 30, 2026 and December 31, 2025, respectively	-	-
Additional paid in capital	128,717	121,528
Foreign currency cumulative translation reserve	(2,053)	(2,053)
Accumulated deficit	(122,194)	(116,105)
TOTAL SHAREHOLDERS’ EQUITY	4,594	3,494
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$13,478	$12,495

*	Post reverse split, see Note 5A.

The accompanying notes are an integral part of these condensed consolidated financial statements.

BrenX Ltd.

(Formerly - Brenmiller Energy Ltd.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except for per share data)

	Six months ended June 30,
	2026		2025
REVENUES		$-		$387

COSTS AND EXPENSES:
COST OF REVENUES		(1,347)		(1,855)
RESEARCH AND DEVELOPMENT		(1,428)		(2,411)
SELLING AND MARKETING		(765)		(624)
GENERAL AND ADMINISTRATIVE		(2,429)		(2,075)
OTHER INCOME, NET		2		6
OPERATING LOSS		(5,967)		(6,572)
INTEREST EXPENSES		(152)		(220)
OTHER FINANCIAL INCOME (EXPENSES), NET		156		(617)
FINANCIAL INCOME (EXPENSES), NET		4		(837)
SHARE IN EQUITY LOSS OF JOINT VENTURE		(126)		(45)
NET LOSS AND NET COMPREHENSIVE LOSS		(6,089)		(7,454)
NET LOSS PER ORDINARY SHARE:
NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS		$(14,814)		$(7,454)
Basic and diluted loss ATTRIBUTIBLE TO ORDINARY SHAREHOLDERS	$	*(125.90)	$	*(796.45)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE		*117,661		*9,359

*	Post reverse split, see Note 5A.

The accompanying notes are an integral part of these condensed consolidated financial statements.

BrenX Ltd.

(Formerly - Brenmiller Energy Ltd.)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

(U.S. dollars in thousands, except for number of shares)

	Ordinary Shares		Preferred Shares	Additional	Foreign currency cumulative
	Number of shares*	Amount	Number of Shares	paid in capital	translation reserve	Accumulated deficit	Total Equity
BALANCE AS OF JANUARY 1, 2026	23,862	124	5,008	121,528	(2,053)	(116,105)	3,494
CHANGES DURING THE SIX MONTHS PERIOD ENDED JUNE 30, 2026:
Comprehensive loss for the period	-	-	-	-	-	(6,089)	(6,089)
Issuance of ordinary shares, net of issuance costs of $84 (Note 5A)	67,964	-	-	1,079	-	-	1,079
Issuance of preferred shares and warrants, net of issuance costs of $105 (Note 5A)	-	-	5,500	5,395	-	-	5,395
Conversion of preferred shares	261,397	-	(6,296)	-	-	-	-
Deemed dividend for down-round adjustments of $8,576	-	-	-	-	-	-	-
Share-based compensation	-	-	-	715	-	-	715
BALANCE AS OF JUNE 30, 2026	353,223	124	4,212	128,717	(2,053)	(122,194)	4,594

BALANCE AS OF JANUARY 1, 2025	7,709	124	-	108,615	(2,053)	(102,200)	4,486
CHANGES DURING THE SIX MONTHS PERIOD ENDED JUNE 30, 2025:
Comprehensive loss for the period	-	-	-	-	-	(7,454)	(7,454)
Issuance of ordinary shares and warrants, net of issuance costs of $381	5,054	-	-	3,348	-	-	3,348
Share-based compensation	223	-	-	813	-	-	813
BALANCE AS OF JUNE 30, 2025	12,986	124	-	112,776	(2,053)	(109,654)	1,193

*	Post reverse splits – see Note 5A.

The accompanying notes are an integral part of these condensed consolidated financial statements.

BrenX Ltd.

(Formerly - Brenmiller Energy Ltd.)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(U.S. dollars in thousands)

	Six months ended June 30,
	2026	2025
CASH FLOWS - OPERATING ACTIVITIES:
Loss for the period	$(6,089)	$(7,454)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	271	283
Non-cash interest and exchange rate differences, net	(79)	523
Fair value adjustment of warrants’ liability	-	(6)
Share in equity loss of joint venture	126	45
Share-based compensation	715	513
Changes in operating assets and liabilities:
Increase in prepaid expenses and receivables	(171)	(154)
Decrease (increase) in inventory	(528)	331
Increase (decrease) in trade payables	(32)	96
Increase in other payables and deferred revenue	286	557
Net cash used in operating activities	(5,501)	(5,266)
CASH FLOWS - INVESTING ACTIVITIES:
Purchase of equipment	(6)	(9)
Investment in joint venture	(169)	(87)
Installation of a production facility	(4)	(91)
Participation of Israeli Innovation Authority in production facility investment	-	57
Restricted deposit funded	(4)	(5)
Net cash used in investing activities	(183)	(135)
CASH FLOWS - FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares, preferred shares and warrants	6,662	3,729
Fund raising and issuance costs	(188)	(381)
Payments of royalty liability	(20)	-
Net cash provided by financing activities	6,454	3,348
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITS	770	(2,053)
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITS	13	83
CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITS - BEGINNING OF PERIOD	4,945	4,130
CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITS - END OF PERIOD	$5,728	$2,160

The accompanying notes are an integral part of these condensed consolidated financial statements.

BrenX Ltd.

(Formerly - Brenmiller Energy Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

(UNAUDITED)

(U.S. dollars in thousands)

	Six months ended June 30,
	2026	2025

B. Supplemental information:
Investing and financing activities not involving cash flows
Recognition (derecognition) of operating lease liability and right-of-use asset	$(18)	$109
Deemed dividend for down-round adjustments	$8,576	-
C. Reconciliation of cash and cash equivalents, and restricted DEPOSITS reported in the CONDENSED CONSOLIDATED BALANCE SHEETS
Cash and cash equivalents	$5,689	$2,127
Restricted bank deposits	39	33
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$5,728	$2,160

The accompanying notes are an integral part of these condensed consolidated financial statements.

BrenX Ltd.

(Formerly - Brenmiller Energy Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 - GENERAL:

A.	General description of the Company and its operations

BrenX Ltd. (Formerly - Brenmiller Energy Ltd.; hereinafter –the “Company”) was incorporated and commenced its business operations in Israel in 2012. The Company’s registered offices are in Rosh Ha’Ayin in Israel. On May 25, 2022, the Company’s ordinary shares (the “Ordinary Shares”) were listed and began trading on the Nasdaq Stock Market LLC (“Nasdaq”). On September 11, 2023, the Company’s voluntary delisting of its securities from the Tel Aviv Stock Exchange (“TASE”) took effect (the last trading day was September 7, 2023).

The Company is an energy technology company that specializes in energy supply to industrial clients through its thermal energy storage (“TES”) systems that are based on its proprietary and patented bGen™ technology. The use of the Company’s technology enables full vertical integration from renewable energy assets and grid management to end-customers’ delivery for factories requiring power and heat and further reduction of carbon emissions. The Company commenced the commercialization of its products and services in 2023 and assembled a new production line to facilitate commercial operations, that commenced operations in October 2024.

As of June 30, 2026, the Company has one wholly owned subsidiary (in the United States) that is currently inactive. In addition, a joint venture in Spain was established in the second half of 2024 that commenced non-significant operations in 2025 (collectively with the Company, “the Group”). See also Note 9C.

B.	The impact of the regional war involving Israel

While none of the Company’s facilities or infrastructure were damaged during the hostilities that began on October 7, 2023, the situation remains uncertain and escalated on February 28, 2026, when Israel and the United States commenced a joint operation against Iran, which has led Iran to launch ballistic missiles and drones against Israel and other countries in the region, followed by the joining of Hezbollah on the Lebanese front. Iran closed the Strait of Hormuz, leading to disruption of the global supply chain, including in oil and gas, which could potentially destabilize the Israeli and global economies. As of the date of this Interim Report, hostile and combat operations are still on-going and their outcome and the effect that they may have are uncertain. To date, the Company has not experienced a material adverse impact on its operations as a result of the regional hostilities. Nevertheless, regional geopolitical instability, including disruptions to international shipping routes, may from time to time affect logistics, lead times and costs.

The Company’s primary operations are located in Israel. However, the Company also conducts marketing and operational activities through its European joint venture company, Brenmiller Europe S.L. (hereinafter - “BRSL”), which supports international commercial activities and contributes to mitigating certain risks associated with operating from Israel. The Company continues to implement efficiency measures and actively manages procurement and logistics by regularly evaluating alternative sourcing options and working with suppliers to support operational continuity.

Negative sentiment toward Israel or Israeli companies in certain markets may also affect demand or the Company’s ability to raise capital and grants. Any deterioration in the political or security situation in Israel or the region could adversely affect the Company’s business, financial condition and results of operations.

BrenX Ltd.

(Formerly - Brenmiller Energy Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 - GENERAL (cont.):

C.	Liquidity

The Company has not yet generated significant revenues from its operations and has an accumulated deficit as of June 30, 2026, as well as a history of net losses and negative operating cash flows.

The Company expects to continue incurring losses and negative cash flows from operations until its products and energy sales achieve sustainable profitability. These conditions, together with the Company’s current cash position, raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the interim consolidated financial statements are issued.

These interim consolidated financial statements have been prepared on a going concern basis and do not include any adjustments that might result from the outcome of this uncertainty.

Management’s plans to address these conditions include the continued commercialization of the Company’s products and services and taking measures to align operating expenditures with available financial resources. The Securities Purchase Agreement with Alpha Capital Anstalt (“Alpha”) has provided, and may continue providing, financing for the Company’s ongoing operations and non-project corporate liquidity requirements, subject to the terms and conditions of the agreement. See Note 11A to the Company’s consolidated financial statements for the year ended December 31, 2025.

In addition, the Company’s agreement with Baran Energy Ltd. has supported the financing of the ongoing construction of the Tempo and Wolfson projects. The agreement also contemplates potential cooperation on additional projects, subject to further agreements between the parties. See Note 6 and Note 12D to the Company’s consolidated financial statements for the year ended December 31, 2025.

The Company is also expanding its offering to integrated power and heat solutions. Since the power component is expected to represent a significant portion of the total project cost and is based on established, commercially available technologies, including solar photovoltaic systems and battery energy storage systems (“BESS”), management believes that the integrated structure may facilitate access to conventional bank loans to support future project-level funding requirements.

See also Note 9D regarding advanced negotiations with respect to the EIB loan.

There can be no assurance that additional financing will be obtained or that management’s plans will be successfully implemented. If the Company is unable to obtain sufficient financing, it may be required to reduce, delay or modify its operating activities, including the commercialization of existing products and its planned expansion.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

A.	Basis of presentation:

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with Securities and Exchange Commission (“SEC”)’s Regulation S-X. As permitted under those rules, certain footnotes and other financial information that are normally required by generally accepted accounting principles in the United States (“U.S. GAAP”) can be condensed or omitted. These financial statements reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of its financial position as of and for the periods presented. These condensed consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2025. The results of operations for the six months ended June 30, 2026, are not necessarily indicative of results that could be expected for the 2026 fiscal year or any other interim period or for any other future year. All intercompany transactions and balances have been eliminated in consolidation.

BrenX Ltd.

(Formerly - Brenmiller Energy Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

B.	Use of estimates in the preparation of financial statements:

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements and accompanying notes. Estimates are primarily used for, but not limited to, realization value of inventory, valuation of share-based compensation, useful lives of property, plant and equipment and royalty liabilities.

The Company’s management believes that the estimates, judgments, and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the unaudited condensed consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates, and such differences may have a material impact on the Company’s financial position or results of operations.

C.	Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of trade and other receivables, and cash, cash equivalents and restricted deposits held at financial institutions.

The Company places its cash and cash equivalents, bank deposits and restricted deposits in high credit quality financial institutions. In general, customers are not required to provide collateral or any other security to support accounts receivable but are required to make progress payments during the course of project execution.

As of June 30, 2026 and December 31, 2025 there are no current expected credit loss allowances.

D.	New Accounting Pronouncements

The Company qualifies as an emerging growth company (“EGC”) as defined under the Jumpstart Our Business Startups Act (the “JOBS Act”). Using exemptions provided under the JOBS Act for EGCs, and as long as the Company qualifies for this status, it may elect to defer compliance with new or revised ASUs until it is required to comply with such updates, which is generally consistent with the adoption dates of private companies.

Commencing January 1, 2026, ASU 2023-09—Income Taxes (Topic 740) became effective for the Company. This new pronouncement will require additional tax related disclosures in the 2026 annual financial statements.

Newly issued and not yet adopted accounting pronouncements:

ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, issued in December 2025, establishes authoritative framework for the first time, for how for profit businesses must recognize and measure government assistance. This framework is effective for public companies for fiscal years beginning after December 15, 2028, and for all other entities fiscal years beginning after December 15, 2029. Early adoption is permitted. At this stage, the Company is evaluating its adoption effect on the financial statements and the time of adoption.

BrenX Ltd.

(Formerly - Brenmiller Energy Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 3 - Fair value measurements:

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs that are used when little or no market data is available.

The carrying amount of the cash and cash equivalents, restricted deposits, trade receivables, trade payables, accrued expenses and EIB loan, approximates their fair value.

As of June 30, 2026 and as of December 31, 2025, except for warrants liability of $0 thousand, the Company has no financial instruments measured at fair value.

NOTE 4 - INVENTORY:

Comprised as follows (U.S. dollars in thousands):

	June 30, 2026	December 31, 2025
Work in progress*	$2,058	$1,530
Raw materials	51	51
	$2,109	$1,581

*	As of June 30, 2026 and December 31, 2025, the inventory includes two TES facilities under construction (see also Note 6), that have been written down to net realizable value (see also note 7D).

BrenX Ltd.

(Formerly - Brenmiller Energy Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 5 - EQUITY:

A.	Share capital, preferred shares and warrants

On January 26, 2026, the Company performed a reverse stock split of 7 to 1 and an additional reverse stock split of 5 to 1 on April 15, 2026. An additional reverse stock split was performed subsequent to the balance sheet date, at a ratio of 6 to 1, which came into effect on August 13, 2026. Share data in these interim consolidated financial statements, have been adjusted retroactively to give effect to these reverse stock splits, and the consequent changes made to exercise price and underlying ordinary shares of warrants and options issued by the Company and the conversion ratio of preferred shares issued in 2025 and 2026.

1)	Under the terms of the Securities Purchase Agreement (“the SPA”) with Alpha (see Note 11A(9) to the 2025 annual financial statements), the Company has issued the following equity securities during the six months period ended June 30, 2026:

a.	On February 13, 2026, under the SPA with Alpha, Alpha made subsequent fundings in the gross amount of $1,000 thousand, pursuant to which the Company issued 1,000 preferred shares with a stated value of $1,000 per share, convertible into 13,118 ordinary shares at a fixed conversion price of $76.23 per share, and ordinary warrants to purchase 11,447 ordinary shares at an exercise price of $87.36 per share. The warrants are exercisable upon issuance and will expire after five years. According to their terms, these warrants were classified as equity.

b.	On March 10, 2026, under the SPA with Alpha, Alpha made subsequent fundings in the gross amount of $1,000 thousand, pursuant to which the Company issued 1,000 preferred shares with a stated value of $1,000 per share, convertible into 27,278 ordinary shares at a fixed conversion price of $36.66 per share, and ordinary warrants to purchase 11,447 ordinary shares at an exercise price of $87.36 per share. The warrants are exercisable upon issuance and will expire after five years. According to their terms, these warrants were classified as equity.

c.	On April 27, 2026, under the SPA with Alpha, Alpha made subsequent fundings in the gross amount of $1,000 thousand, pursuant to which the Company issued 1,000 preferred shares with a stated value of $1,000 per share, convertible into 49,164 ordinary shares at a fixed conversion price of $20.34 per share, and ordinary warrants to purchase 11,447 ordinary shares at an exercise price of $87.36 per share. The warrants are exercisable upon issuance and will expire after five years. According to their terms, these warrants were classified as equity.

d.	On June 1, 2026, under the SPA with Alpha, Alpha made subsequent fundings in the gross amount of $1,000 thousand, pursuant to which the Company issued 1,000 preferred shares with a stated value of $1,000 per share, convertible into 99,800 ordinary shares at a fixed conversion price of $10.02 per share, and ordinary warrants to purchase 99,800 ordinary shares at an exercise price of $87.36 per share. The warrants are exercisable upon issuance and will expire after five years. According to their terms, these warrants were classified as equity.

e.	On June 11, 2026, the company entered into Amendment No. 2 to the SPA with Alpha which, were subject to the approval of the Company’s shareholders’ provided for additional funding by Alpha and amend certain features of the Securities Purchase Agreement, dated July 25, 2025, by and between the Company and Alpha, or the SPA. The approved features and the additional funding took effect on July 29 ,2026, following shareholder approval. See also Note 9B.

f.	On June 12, 2026, Alpha made subsequent fundings in the gross amount of $1,500 thousand, pursuant to which the Company issued 1,500 preferred shares with a stated value of $1,000 per share, convertible into 149,701 ordinary shares at a fixed conversion price of $10.02 per share, and ordinary warrants to purchase 149,701 ordinary shares at an exercise price of $87.36 per share. The warrants are exercisable upon issuance and will expire after five years. According to their terms, these warrants were classified as equity.

g.	Total issuance costs of the above subsequent fundings related to the SPA with Alpha, amounted to $105 thousand

h.	During the six month period ended June 30, 2026, preferred shares with a stated value of $6,296 thousand were converted to 261,397 ordinary shares.

BrenX Ltd.

(Formerly - Brenmiller Energy Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 5 - EQUITY (cont.):

A.	Share capital and warrants (cont.)

2)	Consequently, and under the anti-dilution provisions in the agreement, the conversion ratio of all outstanding preferred shares, were down adjusted to $10.02 per share. In this respect during the six month period ended June 30, 2026, the Company has recognized a transfer of deemed dividend of $8,576 thousand from its ordinary shareholders to its preferred shareholder and warrants holders in its statement of changes in equity. See also Note 9A as to subsequent funding and dilution.

3)	The following table presents the outstanding warrants, as of June 30, 2026 and their terms:

Date of issuance	Number of outstanding warrants(**)		Exercise price for one Ordinary share(**)		Expiration date
February 16, 2023	204			$17,493	November 29, 2027
February 16, 2023	19	(*)	NIS	64,362	November 29, 2027
June 15, 2023	237			$12,600	June 12, 2028
January 25, 2024	847			$5,250	January 25, 2029
May 14, 2025	2,198			$787.5	May 14, 2030
July 28, 2025	15,110			$87.36	July 7, 2030
September 30, 2025	45,627			$87.36	September 30, 2030
December 4, 2025	24,573			$87.36	December 4, 2030
December 30, 2025	11,447			$87.36	December 30, 2030
February 12, 2026	11,447			$87.36	February 11, 2031
March 10, 2026	11,447			$87.36	March 9, 2031
April 27,2026	11,447			$87.36	April 26, 2031
June 1, 2026	99,800			$87.36	May 31, 2031
June 15, 2026	149,701			$87.36	June 14, 2031

(*)	Classified as a warrants’ liability of $0.

(**)	Number of outstanding warrants and exercise prices have been adjusted to give retroactive effect to the down round anti-dilution provision included in the terms of such warrants, as affected by new equity investments up to June 30, 2026 (see also note 9B).

4)	During the first half of 2026, under the ordinary shares Sales Agreement with A.G.P./Alliance Global Partners (the “Sales Agent”), the Company issued 67,964 ordinary shares, for a total net proceeds of approximately $1,079 thousand; agent commissions and other issuance costs amounted to $84 thousand. In June 2026, the Company extended the Sales Agreement to allow it to continue under a replacement shelf registration statement on Form F-3 for a period of 3 years (cancellable at any time).

BrenX Ltd.

(Formerly - Brenmiller Energy Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 5 - EQUITY (cont.):

B.	Share-based payment:

During the interim period, the remuneration committee has approved the 2026 performance conditions plan for the remunerations of its executive employees (to be paid in cash or share based payment, as determined by the Company’s remuneration committee). As of June 30, 2026, it is estimated that the extent of remunerations (for targets that are expected to be met during the year) is immaterial.

Information on the share option awards outstanding and the related weighted average exercise price as of and for the six months ended June 30, 2026, are presented in the table below:

Relating to options:	Number of potential Ordinary Shares	Exercise price range*	Aggregate Intrinsic Value
Outstanding at beginning of the period	6,718	$2.1-$259,440	$504,765
Granted	-	-	-
Forfeited	-	-	-
Expired	-	-	-
Outstanding at end of the period	6,718	$2.1-$259,440	$13,085
Exercisable at end of the period	1,981	$2.1-$259,440	$4,491

*	Per 1 Ordinary Share with no par value.

The following table summarizes information about stock-based awards outstanding and exercisable at June 30, 2026:

	Outstanding		Exercisable
Exercise price range	Number of potential Ordinary Shares	Weighted average remaining contractual life (years)	Number of potential Ordinary Shares	Weighted average remaining contractual life (years)
$2.1-$871.5	6,643	4.3	1,906	4.3
$42,000-$64,470	40	5.7	40	5.7
$105,000	6	2.0	6	2.0
$129,660;$194,550;$259,440	29	5.7	29	5.7
	6,718	4.3	1,981	4.4

Share-based compensation expense for the periods ended June 30, 2026 and 2025 was as follows (U.S. dollars in thousands):

	Six months ended June 30
	2026	2025
Cost of revenue	-	7
Research and development	35	235
Sales and marketing	173	92
General and administrative	507	179
Total share-based compensation expenses	715	513

As of June 30, 2026, there is an unrecognized share-based compensation expense of $1,172 thousand to be recognized over the average remaining vesting period of 1.3 years.

BrenX Ltd.

(Formerly - Brenmiller Energy Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 5 - EQUITY (cont.):

B.	Share-based payment: (cont.)

The calculated fair value of options granted in the six months period ended June 30, 2025 was estimated using the Black-Scholes pricing model with the following assumptions (no options were granted in 2026):

Risk-free interest rate	4.57%
Expected option term (in years)	5
Expected price volatility	120%
Fair value of an ordinary share	$2,360.4
Dividend yield	0%

NOTE 6 - Certain transactions:

As explained in Note 12C and 12D to the 2025 annual financial statements, the Company commenced building and integrating two bGenTM TES units to two Israeli customers (Tempo and Wolfson Hospital). These units will provide industrial steam for these customers’ operations, under long-term lease arrangements.

As of the date of approval of these interim financial statements, the Tempo TES facility has already been assembled and integrated into Tempo’s production facility and is currently producing steam as part of the commissioning process. Work for the built-out of the second TES of Wolfson unit has recently started.

Under the agreement signed with Baran on September 14, 2025, Baran is making advance payments for the acquisition of these TES units and the right to payments under the agreements with these customers, which will take place upon commissioning. As of the date of these financial statements, advances amounting to $838 thousand were made by Baran (presented in current liabilities). An additional $833 thousand were received after June 30, 2026.

NOTE 7 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

A.	PREPAID EXPENSES AND OTHER RECEIVABLES (U.S. dollars in thousands):

	June 30,	December 31,
	2026	2025
Institutional receivables	$290	$283
Prepaid expenses	233	119
Others	84	34
	$607	$436

BrenX Ltd.

(Formerly - Brenmiller Energy Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 7 - SUPPLEMENTRY FINANCIAL STATEMENT INFORMATION (cont.):

B.	OTHER PAYABLES (U.S. dollars in thousands):

	June 30,	December 31,
	2026	2025
Employees and employee institutions	643	580
Expenses payable	345	712
Royalties payable	554	574
Advances from Baran	838	474
Other liabilities	29	18
	2,409	2,358

C.	REVENUES:

In the six-month period ended June 30, 2025 the Company recognized revenue from thermal energy storage unit provided to a customer in Europe (100%).

Revenue recognized that was included in the contract liability balance (deferred revenue) at the beginning of the reported interim periods ended June 30, 2026 and 2025 amounts to $0 and $387 thousand, respectively.

D.	COST OF REVENUES (U.S. dollars in thousands):

	Six months ended June 30,
	2026	2025
Consultants and subcontractors - thermal energy storage unit costs	-	426
Write down of work-in-progress inventory to net realizable value	473	636
	473	1,062
Operating costs not attributed to projects (mainly salary and related expenses)*	874	793
	1,347	1,855

*	Plant cost and expenses not operating in full capacity.

E.	RESEARCH AND DEVELOPMENT (U.S. dollars in thousands):

	Six months ended June 30,
	2026	2025
Salary and related expenses	1,220	1,514
Consultants and subcontractors	70	131
Expenditure on materials	18	269
Office maintenance	116	200
Depreciation and other	4	297
	1,428	2,411

BrenX Ltd.

(Formerly - Brenmiller Energy Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 7 - SUPPLEMENTRY FINANCIAL STATEMENT INFORMATION (cont.):

F.	SELLING AND MARKETING (U.S. dollars in thousands):

	Six months ended June 30,
	2026	2025
Salary and related expenses	653	500
Office maintenance	17	18
Project Promotion	39	43
Consultants	-	10
Other	56	53
	765	624

G.	GENERAL AND ADMINISTRATIVE (U.S. dollars in thousands):

	Six months ended June 30,
	2026	2025

Salary and related expenses	1,669	1,156
Office maintenance	76	117
Consultants and insurance	654	720
Depreciation and other	30	82
	2,429	2,075

H.	OTHER FINANCIAL INCOME (EXPENSES), NET (U.S. dollars in thousands):

	Six months ended June 30,
	2026	2025
Interest income	58	27
Fair value adjustments of warrants	-	6
Exchange rate differences, Net	104	(644)
Bank fees	(6)	(6)
	156	(617)

BrenX Ltd.

(Formerly - Brenmiller Energy Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 7 - SUPPLEMENTRY FINANCIAL STATEMENT INFORMATION (cont.):

I.	Loss per ordinary share:

Net loss per share is calculated and reported under the “two-class” method. Basic loss per share is computed by dividing net income or loss, reduced by preference and deemed dividends for down-round adjustments, by the weighted-average number of Ordinary Shares outstanding during the year including prefunded warrants with token exercise price (“penny” warrants). Diluted loss per share is based on the weighted average number of Ordinary Shares used for basic computation, taking into account that the preferred shares do not participate in losses and as the inclusion of any potential Ordinary Shares in the reported years would be anti-dilutive.

Potentially dilutive Ordinary Shares result from the conversion of preferred shares, the assumed exercise of options and warrants, using the “treasury stock” method, and the assumed vesting of restricted share units.

Basic and diluted loss per share is computed as follows:

	Six months ended June 30,
Numerator ($ in thousands):	2026	*2025
Net loss for the period, as reported	(6,089)	(7,454)
8% dividend on preferred shares	(149)	-
Deemed dividend for down-round adjustments:
- Preferred shares	(6,736)	-
- Warrants	(1,840)	-
Numerator for basic and diluted net loss per Ordinary Share - net loss attributable to shareholders	(14,814)	(7,454)
Denominator (Ordinary Shares in thousands)*
Weighted average number of shares outstanding during the period	117,661	9,359
Denominator for basic and diluted loss per share – weighted number of Ordinary Shares	117,661	9,359

Basic and dilutive loss per Ordinary Share (in dollars)	(125.90)	(796.45)

*	Post reverse splits of shares – see Note 5A.

For the reported periods, all ordinary shares underlying the conversion of preferred shares, options and warrants (except for “penny warrant”) have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

These include as of June 30, 2026: Share option and warrants exercisable to 386,134 Ordinary Shares that, as of June 30, 2026, have zero effect under the treasury stock method and Preferred shares and share options that are “in the money” exercisable to 425,047 Ordinary Shares.

NOTE 8 - SEGMENT INFORMATION:

The Company operates in one operating and reportable segment, that is the sale or lease of bGenTM TES units, and/or the provision of energy generated therefrom and the provision of engineering or maintenance services for that purpose. The chief operating decision maker reviews financial information presented only on a consolidated basis and uses this information for purposes of allocating resources and evaluating financial performance. The Company defines the term “chief operating decision maker” to be its chief executive officer.

The significant segment expenses and other segment items that are provided to the CODM align with expense information that is included in the Company’s interim consolidated income statement and notes thereto.

The measure of segment assets is reported in the balance sheet as total consolidated assets. The Company’s long-lived assets are located in Israel.

BrenX Ltd.

(Formerly - Brenmiller Energy Ltd.)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 9 - SUBSEQUENT EVENTS:

A.	On July 13, 2026, under the SPA with Alpha, Alpha made subsequent fundings in the gross amount of $1,000 thousand, pursuant to which the Company issued 1,000 preferred shares with a stated value of $1,000 per share, convertible into 181,653 ordinary shares at a fixed conversion price of $5.505 per share, and ordinary warrants to purchase 181,653 ordinary shares at an exercise price of $87.36 per share. The warrants are exercisable upon issuance and will expire after five years. According to their terms, these warrants were classified as equity.

On August 24, 2026, under the SPA with Alpha, Alpha made subsequent fundings in the gross amount of $1,000 thousand, pursuant to which the Company issued 1,000 preferred shares with a stated value of $1,000 per share, convertible into 318,674 ordinary shares at a fixed conversion price of $3.138 per share, and ordinary warrants to purchase 318,674 ordinary shares at an exercise price of $87.36 per share. The warrants are exercisable upon issuance and will expire after five years. According to their terms, these warrants were classified as equity.

On August 26, 2026, under the SPA with Alpha, Alpha made subsequent fundings in the gross amount of $1,000 thousand, pursuant to which the Company issued 1,000 preferred shares with a stated value of $1,000 per share, convertible into 320,513 ordinary shares at a fixed conversion price of $3.12 per share, and ordinary warrants to purchase 320,513 ordinary shares at an exercise price of $87.36 per share. The warrants are exercisable upon issuance and will expire after five years. According to their terms, these warrants were classified as equity.

Consequently, and under the anti-dilution provisions in the agreement, the conversion ratio of all outstanding previously issued preferred shares were down adjusted to $3.12 per share.

On August 28, 2026, under the SPA with Alpha, Alpha made subsequent fundings in the gross amount of $1,000 thousand, pursuant to which the Company issued 1,000 preferred shares with a stated value of $1,000 per share, convertible into 254,582 ordinary shares at a fixed conversion price of $3.928 per share, and ordinary warrants to purchase 254,582 ordinary shares at an exercise price of $87.36 per share. The warrants are exercisable upon issuance and will expire after five years. According to their terms, these warrants were classified as equity.

B.	On July 29, 2026 the Company’s shareholders’ meeting approved, inter-alia, the following (see also Note 5A(1)(e):

1)	The second amendment to the SPA agreement with Alpha relating to the terms of certain warrants issued as from 28 July 2025 and after (see Note 5A), pursuant to which the exercise price will be reduced to $12.00 per ordinary share. The amendment also entitles the Company to reduce the floor price applicable to the warrants issued under the SPA. All other terms and provisions of the applicable warrants will remain unchanged and in full force and effect.

2)	The additional funding under the 2nd amendment including: (i) a pre-funded warrant to purchase 12,500 ordinary shares, (ii) short-term warrants to purchase 83,333 ordinary shares at an exercise price of $12.00 per share, that expired on August 5, 2026 under the provisions of the agreement with Alpha, and (iii) warrants to purchase 83,333 ordinary shares at an exercise price of $12.00 per share, expiring five years following receipt of shareholder approval.

3)	The change of the Company’s name to BrenX Ltd.

4)	The appointment of Mr. Nir Brenmiller as the Chief Executive Officer of the Company and his employment terms.

5)	The appointment of Avi Brenmiller as the active Chairman of the Company’s Board of Directors, and his employment terms.

6)	As a result of the foregoing, the Shareholders meeting also approved certain required changes to the Company’s Articles of Association.

C.	On July 2, 2026, the Company acquired 100% of a Hungarian company – A.R.D. Energy Kft. for the approximate amount of $1.1 million (hereinafter – “ARD”). ARD owns two licensed photovoltaic (PV) facilities that supply renewable electricity to the Hungarian grid and provide recurring revenue stream. These facilities are also recognized and enjoy certain government benefits for a limited period of time. The Company is in the process of acquiring adjacent land in order to expand the site into a hub that will integrate renewable energy generation and energy storage so that it will provide energy to adjacent industrial customers.

D.	The Company is holding negotiations with the European Investment Bank (EIB) for the early repayment of its entire debt to EIB for a reduced amount. Until such agreement is reached, EIB has provided on July 23, 2026 an ongoing waiver (up to September 15 ,2026 that can be extended as required) to the required maturity and interest payment of $1,720 thousand that was scheduled for payment on July 28, 2026.

E.	On August 13, 2026, the Company filed a Registration Statement on Form S-8, to register 395,031 additional ordinary shares, no par value per share, to be reserved for issuance under the Brenmiller Energy Ltd. 2013 Global Incentive Option Scheme, which are in addition to an aggregate of already registered 10,357 Ordinary Shares under the Plan.

F.	See also note 5A regarding a subsequent reverse split.